FIRST AMENDED OPERATING AGREEMENT OF

GENESIS DEVELOPMENT CAPITAL, LLC

A GEORGIA LIMITED LIABILITY COMPANY

LIMITED LIABILITY COMPANY OPERATING AGREEMENT

OF

GENESIS DEVELOPMENT CAPITAL, LLC

This Limited Liability Company Operating Agreement as amended from time to time, including all Supplements (defined below) (the "**Agreement**") of **GENESIS DEVELOPMENT CAPITAL**, LLC, a Georgia limited liability company (the "**Company**") is entered into as of the TBD^th day of October, 2022 by and among, **GENESIS DEVELOPMENT MANAGEMENT, LLC**, an Ohio limited liability company (the "**Manager**"), and those Persons (as hereinafter defined) listed from time to time as Non-managing Members on Schedule A attached hereto (as same may be amended or supplemented from time to time.

In order to form a limited liability company pursuant to and in accordance with the Georgia Limited Liability Company Act, Section 14-11-108(18), as amended from time to time (the "**Act**"), the Members hereby agree as follows:

ARTICLE I

CERTAIN DEFINITIONS AND REFERENCES

1. Definitions. The following terms as used in this Agreement shall be defined as follows:

1.1 "**American Arbitration Association**," "**AAA**" and/or "**AAA Rules**" are defined herein in section 13.22.

1.2 "**Assignee**" means a Person who has acquired a Non-managing Member's Membership Interest in the Company, through a Transfer in accordance with the terms of this Agreement.

1.3 "**Accounting Policies and Procedures**" means the policies and procedures adopted from time to time by the Manager for preparation of Company financial statement, financial projections and other accounting reports.

1.4 "**Affiliate**" means, with respect to a Person, another Person, directly or indirectly, through one or more intermediaries, controlling, controlled by, or under common control with the Person in question. The term "control" shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of the controlled Person.

1.5 "**Assigning Non-managing Member**" means a Non-managing Member who by means of a Transfer has transferred his or her Membership Interest in the Company to an Assignee.

1.7 "**Bankruptcy**" means, with respect to any person, the occurrence of any of the following events: (i) the making by such Person of an assignment for the benefit of creditors; (ii) the filing (A) by such Person of a voluntary petition in bankruptcy or (B) of an involuntary petition in bankruptcy against such Person and the failure of such Person to cause such involuntary petition to be discharged within one hundred twenty (120) days of such involuntary filing; (iii) adjudication of such Person as bankrupt or insolvent or the issuance of a decree of bankruptcy or insolvency against such Person; (iv) the filing by such Person of a petition or answer seeking reorganization, arrangement, composition, readjustment, liquidation, dissolution, or similar relief; (v) the filing by such Person of an answer or other pleading admitting or failing to contest material allegations of a petition filed in any proceeding of the type described in this definition; or (vi) the seeking, consent to or acquiescence in, by such Person, the appointment of a trustee , receiver or liquidator of such Person or of all or any substantial part of his or her properties.

1.8 "**Business Day**" means any day other than Saturday, Sunday or other day on which commercial banks in United States are authorized or required to be closed under the laws of the United States.

1.9 "**Capital Account**" means the account established and maintained for each Non-managing Member maintained and adjusted in accordance with Section 4.4 (Allocation of Profits and Losses).

1.10 "**Capital Contribution**" means, with respect to any Non-managing Member, the amount of money, or services, contributed to the Company (net of liabilities secured by such contributed property that the Company is considered to assume or take "subject to" under IRC Section 752) in consideration of a Percentage Interest held by such Member, to be exclusively defined as stated in the attached Schedule A to this Operating Agreement, and as accepted by the Manager under terms that it shall set in its sole and absolute discretion. Under no conditions shall a Capital Contribution be deemed a loan.

1.11 "**Capital Event**" means the sale, refinancing, exchange or other disposition of all or part of the Company's real estate assets. The sale, exchange or other disposition of assets constituting fifty percent (50%) or more of the Company's assets, based upon the then outstanding assets, shall be deemed to be a Capital Event for purposes of this Agreement.

1.12 "**Certificate of Formation**" means the document filed with the Georgia Secretary of State required to form a limited liability company.

1.13 "**Closing Date**" means the date, if any, upon which the Company completes the anticipated transaction closing on the Property which this Company intends to purchase, and/or the date upon which the Company must meet the minimum threshold requirement as described in the FORM C.

1.14 "**Code**" or "**IRC**" means the Internal Revenue Code of 1986, as amended, and any successor provision.

1.15 "**Confidential Information**" means all confidential and proprietary information, Intellectual Property Rights, business and marketing plans, technology and technical information, product designs, and business processes, and any information or materials with the name, sign, trade name or trademark of the Company, whether or not it is marked or identified as Confidential Information.

1.16 "**Company Property**" means all assets, real and personal, owned by the Company, whether or not contributed to the Company by a Non-managing Member.

1.17 "**Encumber**" means the act of creating or purporting to create an Encumbrance, whether or not perfected under applicable law.

1.18 "**Encumbrance**" means, with respect to any Membership Interest, or any element thereof, a mortgage, pledge, security interest, lien, proxy coupled with an interest (other than as contemplated in this Agreement), option, or preferential right to purchase.

1.19 "**Fiscal Year**" shall be from January 1st to December 31st of the same year.

1.20 "**Initial Member**" or "**Initial Members**" means those Persons whose names are set forth in the first sentence of this Agreement. A reference to an "**Initial Member**" means any of the Initial Members.

1.21 "**Intellectual Property Rights**" means (a) all inventions (whether or not patentable and whether or not reduced to practice), all improvements thereto, and all patents, patent applications, and patent disclosures, together with all reissuances, divisions, continuations, continuations-in-part, revisions, renewals, extensions, and reexaminations thereof, (b) all works of authorship, including all mask work rights, database rights and copyrightable works, all copyrights, all applications, registrations and renewals in connection therewith, and all moral rights, (c) all trade secrets, (d) all registered and unregistered trademarks, service marks, trade dress, domain names, logos, trade names, and corporate names, together with all translations, adaptations, derivations, and combinations thereof and including all goodwill associated therewith, and all applications, registrations and renewals in connection therewith, (e) all derivative works of any of the foregoing; (f) any other similar rights or intangible assets recognized under any laws or international conventions, and in any country or jurisdiction in the world, as intellectual creations to which rights of ownership accrue, and all registrations, applications, disclosures, renewals, extensions, continuations or reissues of the foregoing now or hereafter in force, and (g) all copies and tangible embodiments of all of the foregoing (a) through (f) in any form or medium throughout the world.

1.22 "**Manager**" means GENESIS DEVELOPMENT MANAGEMENT, LLC, more fully defined in herein, but briefly, the Managing Member of the Company, vested with sole and exclusive rights to control the Company. The Manager shall own at least 30% of the Membership Percentage Interest of the Company, dependent capital actual raised, as further detailed herein.

1.23 "**Member**" shall mean the Manager and the Non-managing Members, and each, from time to time, a Member.

1.24 "**Membership Interest**" or "**Interest**" means, with respect to a Member, the entire Membership Interest of such Member in the Company as of any given date, including the right of such Member to any and all benefits to which a Member may be entitled as provided herein through such date, together with the obligations of such Member to comply with all the terms and provisions hereof. Interest, as defined in the FORM C, refers to discrete units of membership in the Company, which for purposes of this Operating Agreement is reduced to the dollar amount expended for said Interests, or attributed for services rendered, as detailed in the attached Schedule A, as the number of interests attributed to each Member.

1.25 "**Member Percentage Interest"** means the percentage set forth on Schedule A hereto.

1.26 "**Memorandum**" or "**Form C**" means the Form C under the securities act of 1933 (FORM C) of the Company which was provided to each and every Non-managing Member.

1.27 "**Net Cash Flow**" is defined in Article 6 herein.

1.28 "**Non-managing Member**" means the Persons listed on Schedule A attached hereto (as same may be amended or supplemented from time to time, excluding the Manager) and any other Person which shall be admitted to the Company as a Non-managing Member. As detailed more fully herein, Non-managing Members shall have no rights to control or act on behalf of the Company, nor vote on actions of the Company. The Non-managing Members shall, collectively as a class, own no more than 70% of the Membership Interest of the Company, dependent on capital actually raised, as further detailed herein..

1.29 **Reserved.**

1.30 "**Person**" whether capitalized or not, means any individual, sole proprietorship, joint venture, partnership, corporation, company, firm, bank, association, cooperative, trust, estate,

1.31 "**Profits and Losses**" means, for each fiscal year or other period specified in this Agreement, an amount equal to the Company's taxable income or loss for such year or period, determined in accordance with Section 703 (a) of the Code. Profits and Losses, however, have no affect and have no bearing on distributions as described in Section 6.1, and other sections which reference Section 6.1.

1.32 "**Reserve Amount**" means the amount from time to time established by the Manager as a reserve to meet the reasonably anticipated working capital needs of the Company. In particular, the Manager shall be entitled to hold $500,000.00 in a reserve account, or the excess of funds above and beyond those need to purchase the Property through the offering described in the FORM C, whichever is greater.

1.33 "**Single Asset Entity Covenants**" means the covenants made by the Company in order to obtain financing

1.34 "**Substituted Member**" means a Transferee, other than an existing Member, of the Membership Interest who may be admitted as a Member with respect to such Membership Interest.

1.35 "**Successor in Interest**" means an Assignee, a successor of a Person by merger or otherwise by operation of law, or a transferee of all or substantially all of the business or assets of a Person.

ARTICLE II
FORMATION, NAME, AND PRINCIPAL OFFICE

2.1 **Name**. The Company was registered with the State of Georgia under the name GENESIS DEVELOPMENT CAPITAL, LLC on November 4th, 2022, and shall continue to operate under that name, or such other name as the Manager shall from time to time designate in accordance with applicable laws.

2.2 **Formation.** The Company was formed on November 4th, 2022, upon the filing of the Company's Articles of Organization with the Secretary of State.

2.3 **Principal Office**. The principal office, place of business, and mailing address of the Company shall be maintained at 1891 Spring Ave NW, Atlanta, GA 30318, or at such other place as may be designated by the Manager.

2.4 **Location of Records.** The Company shall maintain all corporate records at its principal office.

2.5 **Registered Agent and Office**. The registered office of the Company shall be 1891 Spring Ave NW, Atlanta, GA 30318. The Manager shall have the right and authority to change the registered agent and office when deemed appropriate to do so by filing such instruments of record as may be required by the Secretary of State.

2.6 **Purpose**. The Company shall have the power to engage in any activity permitted by law related or complementary to the following activities and approved by the Manager; acquiring, owning, holding, maintaining, improving, constructing, developing, operating, managing, leasing, selling, exchanging, and otherwise dealing with real property; and the carrying on of any other activity which, in the opinion of the Manager, may be necessary or appropriate in connection therewith or incidental thereto.

ARTICLE III
DURATION OF THE COMPANY

The period of the duration of the Company shall be perpetual unless and until dissolved pursuant to the terms of this Agreement.

ARTICLE IV
MEMBERS; CAPITAL CONTRIBUTIONS

4.1 **Names of the Members**. The names of the Members of the Company are set forth in Schedule A.

4.2 **Manager**. GENESIS DEVELOPMENT MANAGEMENT, LLC (the "Manager"), an Ohio limited liability company, with an address of 10921 Reed Hartman Hwy. Ste. 213 Cincinnati, Ohio 45242, is hereby designated the Manager of the Company, and shall promptly give written notice of any change in its address to the Non-managing Members. The Manager is hereby designated as an authorized person within the meaning of the act to execute, file and record (or direct the execution, filing and recording of) all such certificates and documents, including amendments to the Certificate, and to do such other acts as may be appropriate to comply with all requirements for the formation, continuation and operation of a limited liability company, the ownership of property, and the conduct of business under the laws of the State of Ohio and any other jurisdiction in which the Company may own property or conduct business. The Manager may act through subsidiaries, affiliates, and other related entities in its reasonable discretion, including but not limited to utilizing VESTRR platform ("VESTRR").

4.3 **Members' Capital Contributions; Interests**.

(a) In General. The Non-managing Members have, upon the execution of this Operating Agreement, or Subscription Agreement as defined herein, contributed and agreed to contribute to the capital of the Company the amounts set forth in Schedule A herein, or other services for which they have rendered, in consideration for which each of the Non-managing Members has been issued by the Company Interests in the amount set forth and described on the attached Schedule A herein. The amount listed in Schedule A for each Non-managing Member is due to be paid to the Company simultaneously with the execution of this Agreement or has already been received by the Company, and such payment is a condition precedent to the Non-managing Member becoming a Member of the

Company. No interest shall accrue on any Capital Contribution and no Member shall have the right to withdraw or be repaid any Capital Contribution except as provided in this Operating Agreement. The Capital Contributions of the Members are required to be received in cash. Certain Non-managing Members have been given Interests in exchange for services rendered to the Company. Those Non-managing Members will have an interest in the Company, and will be entitled to distributions pursuant to Section 6.1, but will not have a positive capital account.

(b) Interests. Each Member is hereby allocated the amount set forth on Exhibit A. An "Interest" of the Company shall be the component or measure of Company ownership interest of a Member in relation to all other Members for purposes of determining such Member's distributable share of Company Cash Flow or such Member's allocable share of Profits and Losses. However, the percentage interest as marked on Schedule A shall define the said Non-managing Member's Interest relative to all other Non-managing Members.

4.4 **Additional Capital Requirements**. The Manager, in its sole and absolute discretion, may allow for additional contributions to be made by current or prospective Members on terms as the Manager deems advisable, and in the Manager's sole and absolute discretion. This could result in a Member's capital contribution being adjusted. In the event that the Manager allows for additional contributions to be made, the Non-managing Members shall make additional Capital Contributions in cash, in amounts to be determined by the Manager from time to time as is reasonably necessary to pay any operating, capital or other expenses related to the Company. Upon the Manager making such determination for Additional Capital Contributions, the Manager shall deliver the Non-managing Members a written notice of the Company's need for Additional Capital Contributions, which notice shall specify in reasonable detail (i) the purpose for such Additional Capital Contributions, (ii) the aggregate amount of such Additional Capital Contributions, (iii) each Member's share of such aggregate amount of Additional Capital Contributions based upon each such Member's Membership Interest, and (iv) the date (which shall not be less than 14 Business Days from the date that such notice is given) on which such Additional Capital Contributions shall be required to be made by the Non-managing Members. Once notice as described above is delivered, the Manager shall have no further obligation, and any Non-managing Members who wish to partake in the Additional Capital Contribution must tender the sums requested on the date requested. Unless otherwise authorized by the Manager, a Non-managing Member may not tender more than the amount described in the notice. The failure of a Non-managing Member to participate in any Additional Capital Contribution may result in said Non-managing Member's pro rata Membership Interest in the Company being decreased, which could result in decreased distributions. This Section 4.4 applies both to events in which the Manager determines additional contributions are reasonably necessary, as well as to instances when the Manager decides to admit additional Members as authorized in Section 7.2(p).

(a) If the Manager utilizes its authority under this Section to authorize additional capital contributions, whether from within or outside of the then current Members, the Manager shall receive proportionally less of its share of Net Cash

Flow as defined in Section 6.1(c)(3), in proportion to the dilution of Non-managing Members who do not contribute additional capital under this Section 4.4. By way of example, if a Non-managing Member has a 1.00% interest listed in Schedule A, and an additional capital contribution causes said Non-managing Member's interest to, after the additional capital contribution, be 0.90%, the Manager will take 10% less, ie: 45%, under Section 6.1(c)(iii).

(b)   The provisions contained in Section 4.4(a) shall not apply to any sums generated through the offering as described in the FORM C.

4.5   Interest on Capital Contributions. Except as otherwise expressly provided in this Agreement or as subsequently determined by the Manager, in its sole and absolute discretion, no Member shall be entitled to interest on any Capital Contribution.

4.6   No Withdraw or Return of Capital Contributions. Except as otherwise expressly provided in this Agreement or determined by the Manager, in its sole and absolute discretion, no Member shall have the right to (i) withdraw any portion of its Capital Contribution; (ii) demand a return of its Capital Contribution; or (iii) receive property other than cash in return for its Capital Contribution.

4.7   Capital Accounts. Capital Accounts for the Members shall be maintained in accordance with Regulation §1.704-1(b). If any Interests are transferred in accordance with the terms of this Agreement, then the transferee shall succeed to the Capital Account of the transferor to the extent it relates to the transferred Interests; provided, however, that if any such transfer causes a termination of the Company for federal income tax purposes pursuant to §708(b) of the Code, then the Capital Account of the transferee (as well as those of the remaining Members) shall be adjusted to take into consideration the revaluation of Company property mandated pursuant to Regulation §§1.704-1(b)(2)(iv)(e), (f) and (l). Distributions under Section 6, particularly those in Section, may be made in a manner which does not accurately reflect the accounting in this Section 4.7.

4.8   Member Loans to the Company. The Manager may, loan funds to the Company, for any purpose that the Company is permitted to borrow funds under this Agreement, provided that any such loan is made in accordance with Section 8.1. The amount of a loan, if any, made to the Company by a Member shall not be considered a contribution to capital of the Company nor shall the making of such loan entitle such Member to an increased share of the Profits or Losses (as defined in Exhibit B) to be allocated pursuant to the provisions of this Agreement.

4.9 Subscription Agreement. Each Non-managing Member, by execution of a Subscription Agreement, acknowledges and agrees that such Non-managing Member has heretofore delivered a Subscription Agreement duly executed by such Non-managing Member pursuant to which such Non-managing Member has made a commitment for certain purchase of Interests, as defined therein, which will be converted to Capital Contributions for purposes of this Agreement. Upon the execution of a Subscription Agreement by such Non-managing

Member, such Non-managing Member is obligated pursuant to that Subscription Agreement and the Operating Agreement to make certain purchases of the Interests, and therefore certain capital contributions. No signor of a Subscription Agreement shall become a Non-managing Member until the funds described in said Subscription Agreement shall be received by the Manager. Each Non-managing Member's Capital Contribution shall be held in an account by the Manager until the earlier of the Closing Date or the receipt of the Minimum Offering, whichever comes first. If such a closing does not occur, or in the sole opinion of the Manager a closing is not advisable or likely to take place, the Manager shall refund any and all Capital Contributions of the Non-managing Member, including accrued interest, if any. No Subscription Agreement shall be binding on the Company unless signed by both the Non-managing Member and the Company.

ARTICLE V
ALLOCATIONS OF PROFITS AND LOSSES

Allocations of Profits and Losses shall be made as provided in Exhibit B.

ARTICLE VI
DISTRIBUTIONS

6.1 **Net Cash Flow Distributions.** Subject to Section 6.2, Company Net Cash Flow shall be distributed as follows:

(a) The Company Net Cash Flow may be distributed to the Members at such times and in such amounts as determined by the Manager, as, and pursuant to Section 6.1(c).

(b) In the case of the liquidation or termination of the Company, distributions shall be made in accordance with Article XI.

(c) It is the goal of the Manager to distribute net cash flow, if any on a monthly basis, subject to reserve amounts, and if any Net Cash Flow is generated or available. Upon the occurrence of distributions, they will occur as follows:

(i) Seventy Five Percent (75%) of Net Cash Flow to the Non-managing Members, Twenty Five Percent (25%) of Net Cash Flow to the Manager.

(d) Net Cash Flow is defined as follows:

1. Effective Gross Income (which is gross rental income at market rate at 100% occupancy, minus vacancies at market rate, minus credit losses (ie: rents and fees not paid on time) minus losses to lease (current rental rates lower than market rates));

2. plus other income (which may include but is not limited to, proceeds from the sale of any assets of the Company (including but not limited to real estate), cash and other property remaining for distribution as described in Section

11.3(a), tenant charges, and collections);

3. minus operating expenses, debt service, other costs and fees expended by the Company in its reasonable discretion,

4. minus replacement of Reserve Amounts;

5. Any fees due and owing the Manager;

6. minus any and all other reasonable expenses which the Company, in its reasonable discretion, determines to expend on behalf of itself or any other entity in furtherance of the business of the Company.

(e) Net Cash Flow does not include any sums generated through the offering as described in the FORM C, any other offering, or additional capital contributions as defined in Section 4.4

6.2   Distributions in Kind. A Member, regardless of the nature of his or her contribution, has no right to demand and receive any distribution from the Company in any form other than cash. Any non-cash form of distribution is only allowable upon subsequent approval by the Manager.

6.3   Distributions upon the occurrence of a Capital Event. Upon the occurrence of a Capital Event, which the Manager may in its absolute, and sole and unfettered discretion initiate, the Manager shall utilize the net proceeds of said Capital Event as follows:

(a)   The term "net proceeds" as used in this section 6.3 shall mean sums obtained by the Company through a Capital Event, minus any costs of the Capital Event, including but not limited to any (1) financing charges, (2) pre-payment penalties, (3) prorations, (4)fees for appraisals, inspections, and/or insurance, (5) real property and conveyance tax payments, (6) government recording fees and transfer charges, (7) attorney fees, (8) title charges, including but not limited to title services and title insurance, (9) closing fees, (10) brokerage and/or real estate commissions, (11) survey fees, (12) wire and other bank fees, (13) governmental charges including but not limited to charges for creating new legal entities, (14) escrow fees, (15) payoffs required to effect the Capital Event, and (16) any and all charges the Manager deems necessary in its reasonable discretion to effectuate the Capital Event, and to comply with any and all requirements of any contracts, agreements, and other documents.

(b)   Upon the completion of any Capital Event, and the receipt of actual net proceeds, if any, from any Capital Event, the net proceeds will be distributed as follows:

1. To the Non-managing Members in proportion to their Capital Contributions, until and if the Non-managing Members receive an amount equal to Capital

Contribution Return when combined with any Net Cash Flow distributions under Section 6.1(c)(i). Then to the Non-managing Members until the Non-managing Members have received their Preferred Return when combined with any Preferred Return distributions under Section 6.1(c)(ii). The distributions received by Non-managing Members under this Section 6.3(b)(1) shall be cumulative across Capital Events, if there are any and more than one.

2. If the Non-managing Members have received sums equal to one hundred percent (100%) of their Capital Contributions, then according to Section 6.1(c)(iii).

3. For purposes of clarity, distributions made to Non-managing Members under Sections 6.1(c)(i) and 6.1(c)(ii)_are cumulative with any distributions made under Section 6.3(b)(1). By way of example: if a Non-managing Member has an initial Capital Contribution of $100,000, and they have received a total of $50,000 through Net Cash Flow distributions under Section 6.1(c)(i), and then a Capital Event occurs, wherein said Non-managing Member receives $50,000, they shall be deemed to received, in full their Capital Contribution Return, and shall no longer be entitled to distributions under Section 6.1(c)(i) for the remainder of the existence of the Company.

4. Once the conditions under Sections 6.1(c)(i) (the Capital Contribution Return) and 6.1(c)(ii) (the Preferred Return) have been satisfied, then all distributions, whether from Capital Events of Net Cash Flow distributions, shall be distributed as per Section 6.1(c)(iii) for the remainder of the existence of the Company.

ARTICLE VII
MANAGEMENT OF THE COMPANY

7.1 **Manager's Management Authority**. Except to the extent otherwise provided in this Agreement, the management of the Company and the right to bind and exercise the other powers of the Company are vested exclusively in the Manager. Non-managing Members shall not have the right to manage the Company, act on behalf of the Company, or vote on any actions of the Company. The Manager is hereby vested with the full, exclusive and complete right, power and discretion to operate, manage and control the affairs of the Company and to make all decisions affecting Company affairs, as deemed proper, necessary, expedient or advisable by the Manager to carry on the business of the Company. The Manager is hereby authorized to appoint persons and/or entities to perform all or part of the duties of the Manager as provided herein. The Manager shall have all of the rights, powers and obligations of a Manager of a limited liability company under the Act and otherwise as provided by law, and without limiting the generality of the foregoing, all of the Members, including the Non-managing Members, hereby specifically agree that the Manager may, on behalf of the Company, at any time and without further notice to or consent from any Non-managing Member, do any or all of the following:

(a) take any and all actions which it deems necessary or advisable in connection with the business of the Company as described in the Memorandum, including, without limitation, entering into any contract, agreement, undertaking or transaction with any Member, Affiliate of a Member or other Person having any business, financial or other relationship with any Member;

(b) pay any and all fees and make any and all expenditures which it deems necessary or appropriate in connection with the management of the affairs of the Company and the carrying out of its obligations and responsibilities under this Agreement;

(c) register or qualify the Company under any applicable federal or state laws, or obtain exemptions under such laws, if such registration, qualification or exemption is deemed necessary by the Manager;

(d) sell all or any part of any Company assets, whether for cash or other consideration, on such reasonable terms as the Manager shall determine to be appropriate;

(e) incur all expenditures permitted by this Agreement and pay all expenses, debts and obligations of the Company;

(f) engage, compensate and discharge any agent, attorney, employee, accountant, consultant, investment manager or other Person, including anyone who may be a Member or an Affiliate of a Member, at such compensation and upon such terms and conditions as the Manager may deem appropriate;

(g) maintain such bank accounts on behalf of the Company and make such signature arrangements with respect thereto as the Manager shall determine to be appropriate;

(h) enter into agreements with any and all Persons with respect to financing and operating of the Company's business upon such terms as the Manager deems appropriate;

(i) compromise, submit to arbitration, sue on and defend all claims in favor of or against the Company;

(j) do all acts it deems necessary or appropriate to further the Company's business or for the protection and preservation of the Company's assets;

(k) offer, sell, redeem and resell Interests, in its sole and absolute discretion and as deemed necessary, as contemplated by the Memorandum and this Agreement; in its sole and absolute discretion and as it deems necessary, transfer Interests between Non-managing Members and other individuals and entities where the current Member and new Member are owned by substantially the same individuals and/or entities, or in other instances where said transfer is necessary, advisable, or preferable due to circumstances, legal or otherwise, in the Manager's sole and absolute discretion;

(l) cause the Company to enter into transactions in which the Manager or its Affiliates have an interest, including, but not limited to, transactions which involve the purchase or sale of any property to or from the Company and transactions in which services will be rendered for or by the Company;

(m) enter into, execute, amend, supplement, acknowledge and deliver any and all contracts, agreements and other instruments as the Manager shall determine to be appropriate in furtherance of the purposes of the Company; and

(n) cause the Company to purchase insurance against liabilities;

(n) enact a "Redemption" of the Capital Contributions upon such terms as contained in Section 4.9 herein;

(o) admit new members upon such terms as the Manager, in its sole and absolute discretion deems appropriate;

(p) in its sole and absolute discretion maintain a reserve account in the amount of $500,000 or the excess of sums generated through the Offering as described in the FORM C, whichever is greater. Any amounts taken shall be taken before net cash flow is calculated;

(q) take any other action or actions reasonably necessary to engage in the activities, duties, powers, and obligations described in this Agreement, and in applicable law.

7.2 **Authority.** Third parties dealing with the Company may rely conclusively upon any certificate of the Manager to the effect that it is acting on behalf of the Company. The signature of the Manager shall be sufficient to bind the Company to any agreement or on any document, including but not limited to, documents drawn, or agreements made, in connection with the acquisition of any investment or property or the disposition of any Company assets in furtherance of the purposes of the Company.

7.3 **Restrictions on the Authority of the Manager**. The Manager shall have no authority to (i) do any act in contravention of law, (ii) without prior written consent of a majority of the Non-managing Members, do any act in contravention of this Agreement, (iii) admit a Person as a Manager of the Company except as provided for in Sections 7.1 and 4.4, or (iv) dissolve the Company, except as provided in Article 11.

7.4 **Duties and Obligations of the Manager**.

(a) The Manager shall take all action which may be necessary or appropriate for the continuation of the Company's valid existence as a limited liability company under the laws of the State of Georgia and of each other jurisdiction in which such existence is necessary to protect the limited liability of the Non-managing Members or to enable the Company to conduct the business in which it is engaged.

(b) The Manager shall use all reasonable efforts at all times to conduct its affairs and the affairs of the Company in such a manner that no Non-managing Member acting in its capacity as a Non-managing Member shall have any personal liability with respect to any liability or obligation of the Company, except as expressly assumed by any Non-managing Member herein or in Georgia law.

(c) The Manager shall prepare or cause to be prepared an annual budget for the Company.

(d) Except as required by law, the Manager shall be free to engage in whatever business activities it chooses, including activities which may be competitive with the Company, without having or incurring any obligation to offer any interest in such activities to the Company or to the Non-managing Members.

7.5   **Indemnification.**

(a) General. The Company, to the fullest extent permitted under applicable law, shall release, hold harmless, and indemnify (collectively, for purposes of this Section 7.5, "Indemnify") the Manager from any loss that in any way relates to, or arises out of, or is alleged to relate to or arise out of, any act or omission on the part of the Company or the Manager.

(b) Limitations. Notwithstanding anything in Section 7.5(a) to the contrary, the Company is not required to indemnify the Manager under this Section 7.5 to the extent that the loss incurred by the Manager is due to the Manager's willful misconduct or gross negligence.

(c) Advancement of Expenses. The Company shall pay or reimburse the reasonable costs and expenses incurred by the Manager in defending any action, claim, or demand with respect to which the Manager may be entitled to be indemnified under this Section 7.5 in advance of the disposition thereof upon the receipt by the Company of the signed statement by the Manager, in such form that the Company may reasonably require, that the Manager will promptly reimburse the Company for those advances to the extent that the Manager ultimately is found not to be entitled to indemnification under this Section 7.5.

(d) Limited Recourse of Manager. The Company shall satisfy its obligations under this Section 7.5 from the assets of the Company, and no Member is to have any personal liability on account thereof.

(e) Nonexclusivity of Rights. Nothing in this Section 7.5 shall limit the ability of the Manager to indemnify other parties, including Members, in its sole discretion, or as required by law or elsewhere in this Agreement.

7.6 **Non-managing Members have no Right of Control or Right to Bind the Company, or Voting Rights.** Only the Manager has the authority to bind or transact business on behalf of the Company. No Non-managing Member, in that capacity, may take part in, or interfere in any manner with, the management, conduct, or control of the business or affairs of the Company, or take any action to bind or otherwise act for or on behalf of the Company. Any act of a Non-managing Member in contravention of this Section 7.6 will be null and void and without force or effect. Each Non-managing Member shall indemnify the Company and hold it harmless from any losses incurred by the Company that are caused by that Non-managing Member's unauthorized actions on behalf of the Company. Each Non-managing Member, to the fullest extent permitted under applicable law, cedes and otherwise relinquishes all management and voting rights that they might have otherwise have to the Manager, except as may be retained elsewhere in this Agreement.

7.7 **Compensation of the Manager**. The Manager shall be entitled to compensation in addition to any distributions it may receive as defined in Section 6.1. Company will pay a fee to the VESTRR platform in the amount of six percent (6%) of all sums raised through this offering. The Manager will also receive a three percent (3%) "Acquisition Fee" calculated based upon the purchase price of the Property, but is subject to change, earned by and payable to the Manager upon the purchase of the Property.

7.8 **Dispositions of Membership Interests**.

(a) General Restriction. A Member may not make an assignment, transfer or other disposition (voluntarily, involuntarily or by operation of law) (a "**Transfer**") of all or any portion of its Membership Interest, nor pledge, mortgage, hypothecate, grant a security interest in, or otherwise encumber (an "**Encumbrance**") all or any portion of its Membership Interest, except with the consent of the Manager, which it may grant or withhold in its sole and absolute discretion, and upon terms and conditions as it may require, again, in its sole and absolute discretion. Any attempted Transfer of all or any portion of a Membership Interest, other than in strict accordance with this Section, shall be void. A Person to whom a Membership Interest is transferred may be admitted to the Company as a Member only as provided in this Section with the consent of the Manager, which may be given or withheld in its sole and absolute discretion. In connection with any Transfer of a Membership Interest or any portion thereof and any admission of an assignee as a Member, the

Member making such Transfer and the Assignee shall furnish the Manger with such documents regarding the Transfer as the Manager may request including a copy of the Transfer instrument, a ratification by assignee of this Agreement (if the assignee is to be admitted as a Member) and a legal opinion that the Transfer complies with all applicable federal and state securities laws and will not cause the Company to be terminated under Section 708 of the Code.

(b) Unauthorized Transfers. Any purported Transfer or Encumbrance of an Interest will be null and void and of no force or effect whatsoever (with respect to a Transfer, an "Unauthorized Transfer"). If, however, the Company is required under the Act or other applicable Law (including any Bankruptcy Law, law of successions or donations, or by reason of a separation agreement or divorce, equitable or community or marital property distribution, judicial decree, or other court Order concerning the division or partition of property between spouses), as reasonably determined by the Manager or by a court of competent jurisdiction, to recognize an Unauthorized Transfer of all or part of an Interest the transferee will have only the rights of a Non-managing Member with respect to that Transferred Interest. Any Distributions with respect to the Transferred Interest may be applied by the Company (without limiting any other legal or equitable rights of the Company) towards the satisfaction of any debts, obligations, or liabilities for damages that the transferor or transferee of the Transferred Interest may have to the Company.

(c) Bankruptcy, Resignation or Withdrawal Members. Except as provided herein, a Member does not have the right to resign as a Member or withdraw capital from the Company. This section is intended to terminate, limit and prevent any right a Non-managing Member may have to withdraw from the Company under applicable law.

7.9 <u>**Meetings**</u>.

(a) <u>Meetings</u>. Meetings of the Members may be called at any time by the Manager. Any meeting shall be held at such place as may be specified in such notice.

(b) <u>Notice of Meetings</u>. Unless waived, written notice of the time and place of each meeting of the Members shall be given to each Member either by personal delivery or by mail at least ten (10) days before the meeting by the Member(s) calling such meeting. The notice need not specify the purposes of the meeting. Any Member, either before or after any meeting, may waive, in writing, any notice required to be given by this Agreement. In addition, the attendance of a Member at a meeting without protesting, prior to the commencement of the meeting, the lack of proper notice shall be deemed to be a waiver by such Member of notice of such meeting.

(c)   Telephone Meetings. Members may participate in a meeting by means of telephone conference or other similar communications equipment. Any Member participating in a meeting by these means shall be deemed present in person at the meeting.

(e)   Minutes. A duly authorized Member shall keep minutes of each meeting of the Members, which shall include a record of attendance, actions determined to be taken by the Members, reports discussed, and any other pertinent information.

7.10   Payment of Manager's Expenses. The Manager shall be paid by the Company, upon the Manager's request, for all reasonable and necessary expenses directly or indirectly incurred by the Manager related to his management of the Company business.

7.11   Indemnification of Members and Manager. The Company hereby indemnifies to the fullest extent permitted under the Act any person who was or is a party or who is threatened to be made a party to any threatened, pending, or completed action or suit because he or she is or was a Member, Manager, or officer of the Company.


ARTICLE VIII
ACTIVITIES OF MEMBERS


8.1   Related Party Transactions. No transaction or contract to which the Company is or may be a party shall be void, voidable or a breach of fiduciary responsibility for the reason that any Member or affiliate of any Member is a party. Upon approval of the Manager, the Company may enter into transactions and contracts with any Member or any affiliate of any Member.

8.2   Indemnification.

(a)   No officers of the Company nor the Manager or any of its officers, directors, or employees, if any (collectively, "Indemnified Persons"), shall have any liability to the Company or any Member for any mistakes or errors in judgment or for any act or omission believed by it or them in good faith to be within or not opposed to the scope of the authority conferred upon it or them by this Agreement and shall have liability only for acts and omissions involving gross negligence or intentional wrongdoing.

(b)   The fact that an Indemnified Person has obtained the advice of legal counsel that any act or omission by the Indemnified Person is not in willful disregard of its duties or that it is within the scope of the authority conferred upon the Indemnified Person by this Agreement shall be conclusive evidence that the Indemnified Person believed in good faith that such act or omission was not in willful disregard of its duties, or was within the scope of the authority conferred upon the Indemnified Person by this Agreement, as the case may be; but the

Indemnified Person shall not be required to procure such advice to be entitled to the benefit of the exculpation or indemnification hereunder.

(c)   The Company may indemnify and hold harmless the Indemnified Person against and from any personal loss, liability or damage incurred by it or them as a result of any act or omission in connection with the operation of the business of the Company (excluding acts or omissions for which an Indemnified Person is not protected hereunder pursuant to the terms of this Agreement), except that an Indemnified Person shall not in any way be excused from bearing as a Member the same portion of any such indemnification payment by the Company as the Member would bear of any other payment by the Company. The indemnification of the Indemnified Persons hereunder shall be limited to and recoverable only out of the assets of the Company. The Company, at the election of the Manager, may obtain liability insurance covering acts of any Indemnified Person to which indemnity is provided herein above, but may not insure an Indemnified Person for acts outside the scope of such indemnity.

8.3   **Confidential Information.**   The Non-managing Members agree and acknowledge that any and all client lists, ideas, confidential business information, know-how, improvements, designs, developments, and intellectual property belonging to the Company are the exclusive property of the Company and shall remain the absolute and exclusive property of the Company. The Non-managing Members agree not to in any fashion, form or manner, divulge, use or communicate to any person, firm or entity in any manner whatsoever, any confidential information of any kind, nature or description concerning the business of the Company or the clients of the Company, either during or after the period in which any Non-managing Member is a Member of the Company. Any Non-managing Member agrees to immediately deliver all information of a confidential or proprietary nature to the Company upon termination of his status as a Non-managing Member of the Company, and to sign a sworn certification that that Member no longer possesses any confidential information belonging to the Company.

8.5   **Non-Disparagement**. The Non-managing Members agree that no Non-managing Member shall make any disparaging comments regarding the Company or any other Member, for any reason, both during their affiliation with the Company, or at any time after their affiliation with the Company is terminated, by either the Company or the Member.


ARTICLE IX
ACCOUNTING


9.1   **Books and Records.**

(a)   The books and records of the Company shall be kept in sufficient detail to determine the Profits or Losses and the federal income tax items of the Company for each period for which an allocation is to be made pursuant to this Agreement, as well as Net Cash Flow. The Manager shall cause such books and records to be kept in sufficient detail so as to permit preparation of financial statements in accordance with generally accepted accounting methods and principles for such period.

(b) Such books and records shall be maintained at the principal place of business of the Company and shall be open for inspection and, at any requesting Member's expense, examination, verification or audit thereof by any Member or its duly authorized representative. The Manager shall cooperate with any Member in any such reasonable inspection, examination, verification or audit.

9.2 **Accounting Period.** The accounting period and taxable year of the Company shall be the calendar year.

9.3 **Accounting Method**. The Company shall conform to Generally Accepted Accounting Principles for all accounting methods, including any valuation purposes.

9.4 **Accounting Basis.** The Company shall prepare its financial statements using the same method of accounting as it uses to prepare its federal income tax returns.

9.5 **Tax Matters.**

(a) For the purposes of Subchapter C of Chapter 63 of the Code, as amended, GENESIS DEVELOPMENT MANAGEMENT, LLC shall serve as the "Tax Matters Partner" of the Company. Each Member, by his or her execution of this Agreement, consents to GENESIS DEVELOPMENT MANAGEMENT, LLC serving as the Tax Matters Partner and agrees upon request of GENESIS DEVELOPMENT MANAGEMENT, LLC to execute, certify, acknowledge, deliver, swear to, file and record at the appropriate public offices such further documents as may be necessary or appropriate to evidence such consent. GENESIS DEVELOPMENT MANAGEMENT, LLC, in its capacity as the Tax Matters Partner, is hereby authorized but not required:

(i) to enter into any settlement agreement with the Internal Revenue Service with respect to any tax audit or judicial review, which settlement agreement may expressly state that such agreement shall bind the other Members, except that such settlement agreement shall not bind any Member who (within the time prescribed pursuant to the Code and the Regulations promulgated thereunder) files a statement with the Internal Revenue Service providing that the Tax Matters Partner shall not have the authority to enter into a settlement agreement on the behalf of such Member;

(ii) if a notice of a final administrative adjustment at the Company level of any item required to be taken into account by a Member for tax purposes (a "final adjustment") is mailed to the Tax Matters Partner, to seek judicial review of such final adjustment, including the filing of a petition for readjustment with the Tax Court, the District Court of the United States for the district in which the Company's principal place of business is located or the United States Claims Court;

(iii) to intervene in any action by any other Member for judicial review of a final adjustment;

(iv) to file a request for an administrative adjustment with the Internal Revenue Service at any time and, if any part of such request is not allowed by the Internal Revenue Service, to file a petition for judicial review with respect to such request;

(v) to enter into an agreement with the Internal Revenue Service to extend the period for assessing any tax which is attributable to any item required to be taken into account by a Member for tax purposes or an item affected by such item; and

(vi) to take any other action on behalf of the Members of the Company in connection with any administrative or judicial tax proceeding to the extent permitted by applicable law or regulations.

(f) The Company shall indemnify and reimburse the Tax Matters Partner for all expenses, including legal and accounting fees, claims, liabilities, losses and damages incurred by him, in its capacity as the Tax Matters Partner of the Company, in connection with any administrative or judicial proceeding with respect to the tax liability of the Company or the Members. The taking of any action and the incurring of any expense by GENESIS DEVELOPMENT MANAGEMENT, LLC in its capacity as the Tax Matters Partner, in connection with any such proceeding, except to the extent required by law, is a matter in the sole discretion of the Tax Matters Partner and the provisions on protection and indemnification of the Manager set forth in §8.4 above shall be fully applicable to GENESIS DEVELOPMENT MANAGEMENT, LLC when acting in its capacity as the Tax Matters Partner.

ARTICLE X
LIMITATIONS ON TRANSFER

10.1 **Dispositions of Interests.**

(a) A Non-managing Member may not make an assignment, transfer or other disposition (voluntarily, involuntarily or by operation of law) (a "**Transfer**") of all or any portion of its Interest, nor pledge, mortgage, hypothecate, grant a security interest in, or otherwise encumber (an "**Encumbrance**") all or any portion of its Interest, except with the consent of the Manager, which it may grant or withhold in its sole and absolute discretion, and upon terms and conditions as it may require, again, in its sole and absolute discretion. Any attempted Transfer of all or any portion of an Interest, other than in strict accordance with this Section, shall be void. A Person to whom an Interest is Transferred may be admitted to the Company as a Non-managing Member only as provided in this Section with the consent of the Manager, which may be given or withheld in its sole and absolute discretion. In connection with any Transfer of a Interest or any portion thereof and any admission of an assignee as a Member, the Non-managing Member making such Transfer and the Assignee shall furnish the Manager with such documents regarding the Transfer as the Manager may request including a copy of the Transfer instrument, a ratification by assignee of this Agreement (if the assignee is to be admitted as a Member) and a legal opinion that the Transfer complies with all applicable federal and state securities laws and will not cause the Company to be terminated under Section 708 of the Code.

(b) Notwithstanding anything in Section 10.1(a), the Manager may, in its sole and absolute discretion, and upon agreement with a Non-managing Member, agree to repurchase the Interests of said agreeing Non-managing Member's, to terminate said agreeing Non-managing Member's Interests in the Company.

(c) Unauthorized Transfers. Any purported Transfer or Encumbrance of an Interest will be null and void and of no force or effect whatsoever (with respect to a Transfer, an "Unauthorized Transfer"). If, however, the Company is required under Georgia law or other applicable Law (including any Bankruptcy Law, law of successions or donations, or by reason of a separation agreement or divorce, equitable or community or marital property distribution, judicial decree, or other court Order concerning the division or partition of property between spouses), as reasonably determined by the Manager or by a court of competent jurisdiction, to recognize an Unauthorized Transfer of all or part of an Interest the transferee will have only the rights of a Non-managing Member with respect to that Transferred Interest. Any Distributions with respect to the Transferred Interest may be applied by the Company (without limiting any other legal or equitable rights of the Company) towards the satisfaction of any debts, obligations, or liabilities for damages that the transferor or transferee of the Transferred Interest may have to the Company.

(d) Bankruptcy, Resignation or Withdrawal Members. Except as provided herein, a Non-managing Member does not have the right to resign as a Member or withdraw capital from the Company, including not having any right to receive Distributions upon resigning as a Member. This section is intended to apply in lieu of any withdrawal rights a Member might have under law.

ARTICLE XI

22

WITHDRAWAL, DISSOLUTION, AND TERMINATION

11.1 **Dissolution Events**. The Company shall be dissolved, and all membership interests, of all Members, shall be terminated, upon the occurrence of any of the following events (an "Event of Termination"):

(a)   The occurrence of one or more events specified in this Agreement as causing the dissolution of the Company;

(b)   The entry of a decree of judicial dissolution of the Company;

(c)   The sale or disposition by the Company of all or substantially all of the assets of the Company; or

(d)   Or other events which shall permit the Manager, in its reasonable discretion to dissolve the Company.

(e)   Notwithstanding any of the foregoing, no other event of any kind shall cause this Company to dissolve.

11.2 **Winding Up, Liquidation, and Distribution of Assets**.

(a)   Upon election of dissolution, the Company business shall be terminated, its liabilities discharged, and its property distributed as hereinafter described, and the Company shall be liquidated. A reasonable period of time shall be allowed for the orderly termination of the Company business, discharge of its liabilities, and distribution of its remaining property, subject to Sections 11.2 and 11.3 and within the periods of time provided in Section 11.3(b).

(c)   For purposes of the termination of the Company business, discharge of its liabilities, and distribution of its remaining property, the Manager shall select one or more persons to act as the liquidation manager (the "Liquidation Manager") and have the exclusive power and authority to act on behalf of the Company, to terminate the Company business, to sell and convey any real or personal property of the Company for such consideration and upon such terms and conditions as the Liquidation Manager deems appropriate, to discharge the Company liabilities, to establish any reserves that the Liquidation Manager deems reasonably necessary for any contingent or unforeseen liabilities or obligations of the Company, to pay expenses, debts, and liabilities of the Company, and to distribute its property. If more than one person is selected to serve as Liquidation Manager, any disagreements that cannot be resolved between them shall be decided by the Manager. The Manager may appoint itself as the Liquidation Manager.

(d)   The Liquidation Manager shall apply all Company property to pay all expenses of liquidation and to satisfy all debts and liabilities of the Company as provided by the relevant Georgia Statutes and distribute any remaining property.

(e)   All remaining sums shall then be distributed pursuant to Section 6.3.

11.3   Final Distribution.

(a)   All cash and other property remaining for distribution to Members pursuant to Section 11.2 following satisfaction of all debts and liabilities after an Event of Termination shall be divided among and distributed to the Members in the same manner described in Section 6.3. The foregoing provision and the other provisions of this Agreement relating to distributions are intended to comply with Regulation §1.704-1(b)(2)(ii)(b) and shall be interpreted and applied in a manner consistent with such Regulation.

(b)   All distributions under this Section 11.3 shall be made not later than the end of the Company's taxable year in which the Event of Termination occurs or, if later, the ninetieth (90th) calendar day following the Event of Termination; provided that (i) reserves determined by the Liquidation Manager as reasonably required to provide for liabilities (contingent or otherwise) of the Company need not be distributed until such liabilities are satisfied and (ii) installment obligations and other amounts owed to the Company and not collected prior to the end of such taxable year or ninetieth (90th) calendar day following such taxable year need not be distributed until received; and provided further that such retention of funds is permitted by and shall comply with the provisions of Regulation §1.704-1(b). Distributions pursuant to this Section 11.3 may, in the discretion of the Liquidation Manager, be distributed to a trust established for the benefit of the Members for the purposes of liquidating Company assets, collecting amounts owed to the Company, and paying any contingent or unforeseen liabilities or obligations of the Company or of the Members arising out of or in connection with the Company. The assets of any such trust shall be distributed to the Members from time to time, in the reasonable discretion of the Liquidation Manager, in the same proportions as the amount distributed to such trust by the Company would otherwise have been distributed to the Members pursuant to this Agreement.

(c)   Said dissolution shall terminate all Non-managing Members' Interests in the Company, upon completion of final distributions.

11.4   Deemed Distribution and Recontribution.   Notwithstanding any other provisions of this Article XI, in the event the Company is liquidated within the meaning of Regulation §1.704-1(b)(2)(ii)(g) but no Event of Termination has occurred, Company property shall not be liquidated, the Company's liabilities shall not be paid or discharged, and the Company's affairs shall not be wound up. Instead, solely for federal income tax purposes, the Company shall be deemed to have distributed its Company property in kind to the Members who shall be deemed to have assumed and taken subject to all Company liabilities, all in accordance with their respective capital accounts. Immediately thereafter, the Members shall be deemed to have re-contributed the Company property in kind to the Company, which shall be deemed to have assumed and taken subject to all such liabilities.

ARTICLE XII
REPRESENTATIONS AND WARRANTIES OF MEMBERS

Each of the Members, either undersigned or signed in their respective Subscription Agreements, hereby represents and warrants as follows:

(a) The Member has sufficient knowledge and experience to evaluate the merits and risks of its investment in the Company;

(b) The Member has been provided with, or given reasonable access to, full and fair disclosure of all information material to its investment in the Company;

(c) The Member understands that no market is likely to exist for his or her interest in the Company, and it does not anticipate the need to sell its interest in the Company in the foreseeable future;

(d) The Member is purchasing its interest in the Company for its own account for investment purposes only and not with a view to distribution;

(e) The Member has not purchased its interest as a result of any general solicitation or general advertising, including advertisements, articles, notices, or other communications published in any newspaper, magazine, or similar media or broadcast over radio or television, or any seminar or meeting whose attendees have been invited by general solicitation or general advertising;

(f) The Member understands that the offering of membership interests in the Company will not be registered under the Securities Act of 1933, as amended, nor the securities law of any state, and accordingly these securities may not be offered, sold, pledged, hypothecated, or otherwise transferred or disposed of in the absence of registration or the availability of an exemption from registration under the Securities Act of 1933, as amended, and any applicable state securities law. The Member further understands that the Company is under no obligation to register its membership interest on his or her behalf or to assist him, her or it in complying with an exemption from registration; and

(g) The Member can withstand the loss of its entire investment without suffering serious financial difficulties.

ARTICLE XIII
MISCELLANEOUS

13.1   Governing Law.   This Agreement shall be governed by and construed in accordance with the laws of the State of Georgia. The parties agree to a "forum selection clause" that any and all disputes shall be heard in federal or state court in Georgia.

13.2   Inurement.   This Agreement shall be binding upon, and inure to the benefit of, all parties hereto, their personal and legal representatives, guardians, successors, and assigns to the extent, but only to the extent, that assignment is provided for, in accordance with, and permitted by, the provisions of this Agreement.

13.3   No Limit on Personal Activities.   Subject to the terms of this Agreement, nothing shall be construed to limit in any manner the members or their respective agents, servants, and employees in carrying out their own respective businesses or activities.

13.4   Further Assurances.   The members and the Company agree that they and each of them will take whatever action or actions are deemed by counsel to the Company to be reasonably necessary or desirable from time to time to effectuate the provisions or intent of this Agreement, and to that end the members and the Company agree that they will execute, acknowledge, seal, and deliver any further instruments or documents which may be necessary to give force and effect to this Agreement or any of the provisions hereof or to carry out the intent of this Agreement or any of the provisions hereof.

13.5   Gender and Headings.   Throughout this Agreement, where such meanings would be appropriate: (a) the masculine gender shall be deemed to include the feminine and the neuter and vice versa, and (b) the singular shall be deemed to include the plural and vice versa. The headings herein are inserted only as a matter of convenience and reference, and in no way define or describe the scope of the Agreement or the intent of any provisions hereof.

13.6   Entire Agreement.   The Members hereby represent and warrant that they have not made, granted or entered into any agreement in conflict herewith. This Agreement may not be changed or altered in any way unless executed, in writing, by a majority of the members. This Agreement sets forth all of the promises, agreements, conditions, understandings, warranties, and representations among the parties hereto with respect to the Company and the subject matter hereof and supersedes all prior negotiations, discussions, undertakings, and agreements between the parties, and there are no promises, agreements, conditions, understandings, warranties, or representations, oral or written, express or implied, among them other than as set forth herein.

13.7   Severability.   In the event that any part, article, section, paragraph, or clause of this Agreement shall be held to be indefinite, invalid, or otherwise unenforceable, the entire Agreement shall not fail on account thereof, and the balance of the Agreement shall continue in full force and effect.

13.8   Amendments.   This Agreement may not be modified or amended except with the written consent of the majority of the Interests of the Non-managing Members.

13.9 **Execution of Additional Instruments**. Each member hereby agrees to execute and deliver to the Company within five (5) days after receipt of the Company's written request therefore, such other and further statements of interest and holdings, designations, powers of attorney, and other instruments as the Company deems necessary to comply with any laws, rules, or regulations.

13.10 **Title to Company Properties**. Title to all Company properties shall be held in the name of the Company.

13.11 **Membership Interests**. Each of the members and any substituted or additional members admitted hereby covenant, acknowledge, and agree that all membership interests in the Company shall for all purposes be deemed personalty and shall not be deemed realty or any interest in the real or personal property owned by the Company.

13.12 **Rights and Remedies Cumulative**. The rights and remedies provided by this Agreement are cumulative and the use of any one right or remedy by any party shall not preclude or waive the right to use any or all other remedies. Said rights and remedies are given in addition to any other rights the parties may have by law, statute, ordinance, or otherwise.

13.13 **Not for Benefit of Creditors**. The provisions of this Agreement are intended only for the regulation of relations among members and the Company. This Agreement is not intended for the benefit of nonmember creditors and does not grant any rights to, or confer any benefits on, nonmember creditors or any other person who is not a member.

13.14 **Reserved.**

13.15 **Counterparts.** This Agreement may be executed in separate multiple counterparts which together shall constitute one Agreement, binding on all signatories, notwithstanding that they are not signatories to the same Agreement.

13.16 **Attorneys' Fees; Disputes**. If there is any disagreement regarding this Operating Agreement, and if the parties engage in litigation over the terms of this Agreement, then the prevailing party is entitled to recover all of its legal fees and costs against the losing party.

13.17 **Notices**. Any notice to be given hereunder by either party to the other, may be effected either by personal delivery in writing, by facsimile transmission, or by mail, registered or certified, postage prepaid, with return receipt requested. Mailed notices shall be addressed to the parties at the following addresses:

> GENESIS DEVELOPMENT CAPITAL, LLC
> 1891 Spring Ave NW,
> Atlanta, GA 30318

Each party may change its or his address by giving written notice in accordance with this paragraph. All notices shall be deemed to have been given as of the dates delivered or mailed.

13.20 **Authority of Majority Interest-Holders.** Any differences of opinion, imperfection in this Agreement, or any power granted or implied in this Agreement shall be resolved in favor of the majority interest-holder.

13.21 **Electronic Signatures**. The parties agree that the electronic signature of a member to this Agreement shall be as valid as an original signature of such member and shall be effective to bind such member to this Agreement. The parties agree that any electronically signed document (including this Agreement) shall be deemed (i) to be "written" or "in writing," (ii) to have been signed and (iii) to constitute a record established and maintained in the ordinary course of business and an original written record when printed from electronic files. Such paper copies or "printouts," if introduced as evidence in any judicial, arbitral, mediation or administrative proceeding, will be admissible as between the parties to the same extent and under the same conditions as other original business records created and maintained in documentary form. Neither party shall contest the admissibility of true and accurate copies of electronically signed documents on the basis of the best evidence rule or as not satisfying the business records exception to the hearsay rule. For purposes hereof, "electronic signature" means a manually-signed original signature that is then transmitted by electronic means; "transmitted by electronic means" means sent in the form of a facsimile or sent via the internet as a "pdf" (portable document format) or other replicating image attached to an e-mail message; and, "electronically signed document" means a document transmitted by electronic means and containing, or to which there is affixed, an electronic signature.

13.22 **Alternative Dispute Resolution**. The parties hereto agree, in order to save the cost of litigation in the event of a dispute arising out of the terms of this Operating Agreement, that in the event of a dispute, any such dispute shall be resolved via mandatory and binding arbitration according to the rules of the American Arbitration Association, to occur exclusively in Fulton County, Georgia. Any awards, judgments or orders rendered by said arbitration shall be permitted to be filed and enforced in the Courts of Fulton County, Georgia.

[SIGNATURE PAGES TO FOLLOW]

IN WITNESS WHEREOF, the undersigned, intending to be legally bound hereby, has duly executed this Agreement as of this 4th day of November, 2022.

MANAGING MEMBER:

GENESIS DEVELOPMENT MANAGEMENT, LLC
An Ohio Limited Liability Company

_____

By: Maranda Walker

Its: Authorized Representative

SCHEDULE A

Members' Value of Services, Initial Capital Contributions; Interests

Managing Member

Member:	Capital Contribution:
Genesis Development Management, LLC 1891 Spring Ave NW, Atlanta, GA 30318	$0.00

Non-managing Members

Member	Contributed	Interests (Total 333.33)	Percentage of Non-Managing Interests

IN WITNESS WHEREOF, the undersigned has executed this Schedule A to the Operating Agreement of GENESIS DEVELOPMENT CAPITAL, LLC, as may be amended as per said operating agreement from time to time, as of the 4th day of November 2022.

MANAGING MEMBER:

GENESIS DEVELOPMENT MANAGEMENT, LLC
An Ohio Limited Liability Company

_____

By: Maranda Walker

Its: Authorized Representative

NON-MANAGING MEMBERS:

_____

By:

Its:

SCHEDULE B
Allocation of Profits and Losses

Schedule B.1 **Allocation of Profits and Losses.** After giving effect to the special allocations set forth in B.2 and B.3 hereof, Profits and Losses shall be allocated to the Members in proportion to their Membership Percentage Interests. In no instance shall the allocation of profits and losses under this Schedule B by other than Membership Percentage Interest, as that term is defined above, and any reference to Interest herein shall mean Membership Percentage Interest. The provisions of Schedule B shall not have any effect on distributions as described in Section 6.1 above and are solely for purposes of tax allocation.

Schedule B.2 **Special Allocations.** The following special allocations shall be made in the following order:

(a)   Limitation on Allocation of Losses. To the extent the allocation of Losses under B.1 or the second sentence of this B.2 (a) would cause any Member to have an Adjusted Capital Account deficit at the end of any taxable year of the Company, then such Losses shall not be allocated to such Members. Such Losses shall then, subject to the first sentence of this B.2 (a), be specially allocated to the remaining Members in proportion to the remaining Members' respective Membership Percentage Interests.

(b)Profit Chargeback. To the extent any Losses have been allocated to any Members under the second sentence of B.2 (a), then Profits shall thereafter first be specially allocated to such Members in proportion to their respective Membership Percentage Interests until the Profits specially allocated under this B.2 (b) to each such Member equals the Losses specially allocated to each such Member under the second sentence of B.2 (a).

(c) Minimum Gain Chargeback. Except as otherwise provided in Regulation §1.704-2(f), notwithstanding any other provision of this Exhibit B, if there is a net decrease in Partnership Minimum Gain during any Company fiscal year, each Member shall be specially allocated items of Company income and gain for such fiscal year (and, if necessary, subsequent fiscal years) in an amount equal to such Member's share of the net decrease in Partnership Minimum Gain, determined in accordance with Regulation §1.704-2(g). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. The items to be so allocated shall be determined in accordance with Regulation §1.704-2(f)(6) and §1.704-2(j)(2). This B.2(c) is intended to comply with the minimum gain chargeback requirement in Regulation §1.704-2(f) and shall be interpreted consistently therewith.

(d)   Partner Minimum Gain Chargeback. Except as otherwise provided in Regulation §1.704-2(i)(4), notwithstanding any other provisions of this Exhibit B, if there is a net decrease in Partner Nonrecourse Debt Minimum Gain attributable to a Partner Nonrecourse Debt during any Company fiscal year, each Member who has a share of the Partner Nonrecourse Debt Minimum Gain attributable to such Partner Nonrecourse Debt, determined in accordance with Regulation §1.704-2(i)(5), shall be specially allocated items of Company income and gain for such fiscal year (and, if necessary, subsequent fiscal years) in an amount equal to such Member's share of the net decrease in Partner Nonrecourse Debt Minimum Gain attributable to such Partner Nonrecourse Debt, determined in accordance with Regulation §1.704-2(i)(4). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. The items to be so allocated shall be determined in accordance with Regulation §1.704-2(i)(4) and §1.704-2(j)(2). This B.2(d) is intended to comply with the minimum gain chargeback requirement in Regulation §1.704-2(i)(4) and shall be interpreted consistently there.

(e)   Qualified Income Offset. In the event any Member unexpectedly receives any adjustments, allocations, or distributions described in Regulation §1.704-1(b)(2)(ii)(d)(4) through (6), items of Company income and gain shall be specially allocated to each such Member in an amount and manner sufficient to eliminate, to the extent and in the manner required by Regulation §1.704-1(b)(2)(ii)(d), the Adjusted Capital Account deficit of such Member as quickly as possible, provided that an allocation pursuant to this B.2(e) shall be made if and only to the extent that such Member would have an Adjusted Capital Account deficit after all other allocations provided for in this Exhibit B have been tentatively made as if this B.2(e) were not in the Agreement.

(f)   Gross Income Allocation. In the event any Member has a deficit Capital Account at the end of any Company fiscal year which is in excess of the sum of (i) the amount, if any, such Member is obligated to restore and (ii) the amount such Member is deemed to be obligated to restore pursuant to the penultimate sentences of Regulation §1.704-2(g)(1) and §1.704-2(i)(5), each such Member shall be specially allocated items of Company income and gain in the amount of such excess as quickly as possible, provided that an allocation pursuant to this B.2(f) shall be made if and only to the extent that such Member would have a deficit Capital Account in excess of such sum after all other allocations provided for in this Exhibit B have been tentatively made as if this 2(f) and B.2(e) hereof were not in the Agreement.

(g)   Nonrecourse Deductions. Nonrecourse Deductions for any fiscal year shall be specially allocated among the Members in the same manner as Losses are allocated for such fiscal year.

(h)   Partner Nonrecourse Deductions. Any Partner Nonrecourse Deductions for any fiscal year shall be specially allocated to the Member who bears the economic risk of loss with respect to the Partner Nonrecourse Debt to which such Partner Nonrecourse Deductions are attributable in accordance with Regulation §4-2(i)(1).

(i)   §754 Adjustment. To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to §734(b) or §743(b) of the Code is required, pursuant to Regulation §1.704-1(b)(2)(iv)(m)(2) or (4), to be taken into account in determining Capital Accounts as the result of a distribution to a Member in complete liquidation of such Member's interest in the Company, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) and such gain or loss shall be specially allocated to the Members in accordance with their interests in the Company in the event that Regulation §1.704-1(b)(2)(iv)(m)(2) applies, or to the Member to whom such distribution was made in the event that Regulation §1.704-1(b)(2)(iv)(m)(4) applies.

(j)   Allocations Relating to Taxable Issuance of Partnership Interest. Any income, gain, loss, or deduction realized as a direct or indirect result of the issuance of an interest in the Company by the Company to a Member (the "Issuance Items") shall be allocated among the Members so that, to the extent possible, the net amount of such Issuance Items together with all other allocations under this Agreement to each Member, shall be equal to the net amount that would have been allocated to each such Member if the Issuance Items had not been realized.

Schedule B.3 <u>Curative Allocations</u>. The allocation–set forth in B.2(c) - (i) hereof (the "Regulatory Allocations") are intended to comply with certain requirements of the Regulations. It is the intent of the Members that, to the extent possible, all Regulatory Allocations shall be offset either with other Regulatory Allocations or with special allocations of other items of Company income, gain, loss, or deduction pursuant to this B.3. Therefore, notwithstanding any other provision of this Exhibit B (other than the Regulatory Allocations), the Manager shall make such offsetting special allocations of income, gain, loss, or deduction in whatever manner they determine appropriate so that, after such offsetting allocations 're made, each Member's Capital Account balance is, to the extent possible, equal to the Capital Account balance such Member would have had if the Regulatory Allocations were not part of the Agreement and the Company items were allocated pursuant to Exhibits B.1 and B.4. In exercising their discretion under this B.3, the Manager shall take into account future Regulatory Allocations under B.2(c) and B.2(d) that, although not yet made, are likely to offset other Regulatory Allocations previously made under B.2(g) and B.2(h).

Schedule B.4 <u>Other Allocation Rules</u>.

(a)   Generally, all Profits and Losses allocated to the Members shall be allocated among them in proportion to their Membership Percentage Interests. In the event additional Members are admitted to the Company on different dates during any fiscal year, the Profits (or Losses) allocated to the Members for each such fiscal year shall be allocated among the Members in proportion to the Interests each holds from time to time during such fiscal year in accordance with §706 of the Code, using any convention permitted by law and selected by the Manager.

(b)   For purposes of determining the Profits, Losses, or any other items allocable to any period, Profits, Losses, and any such other items shall be determined on a daily, monthly, or other basis, as determined by the Manager using any permissible method under §706 of the Code and the Regulations thereunder.

(c)   The Members are aware of the income tax consequences of the allocations made by this Exhibit B and hereby agree to be bound by the provisions of this Exhibit B in reporting their shares of Company income and loss for income tax purposes.

(d)   Solely for purposes of determining a Member's proportionate share of the "excess nonrecourse liabilities" of the Company within the meaning of Regulation §1.752-3(a)(3), the Members' interests in Partnership profits are the same as the Members' Interests.

(e)   To the extent permitted by Regulation §1.704-2(h)(3), the Manager shall endeavor to treat distributions of Net Cash Flow as having been made from the proceeds of a Nonrecourse Liability or a Partner Nonrecourse Debt only to the extent that such distributions would cause or increase an Adjusted Capital Account deficit for any Member.

Schedule B.5 Tax Allocations: Code §704(c). In accordance with §704(c) of the Code and the Regulations thereunder, income, gain, loss, and deduction with respect to any property contributed to the capital of the Company shall, solely for tax purposes, be allocated among the Members so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its initial Gross Asset Value.

In the event the Gross Asset Value of any Company asset is adjusted pursuant to subsection (ii) of the definition of "Gross Asset Value", subsequent allocations of income, gain, loss, and deduction with respect to such asset shall take account of any variation between the adjusted basis of such asset for federal income tax purposes and its Gross Asset Value in the same manner as under §704(c) of the Code and the Regulations thereunder.

Any elections or other decisions relating to such allocations shall be made by the Manager in any manner that reasonably reflects the purpose and intention of this Agreement. Allocations pursuant to this B.5 are solely for purposes of federal, state, and local taxes and shall not affect, or in any way be taken into account in computing, any Member's Capital Account or share of Profits, Losses, other items, or distributions pursuant to any provision of this Agreement.

Schedule B.6 Tax Effect of Allocations. Except as otherwise required under Exhibit B.5 above, the allocation of Profits and Losses to any Member under this Exhibit B shall be deemed an allocation to that Member of the same proportionate part of each separate item of Company taxable income, gain, loss, deduction or credit which comprise such Profits and Losses, including, without limitation, any unrealized receivable or substantially appreciated inventory items under §751 of the Code. The Members are aware of the income tax consequences of the allocations made pursuant to this Exhibit B and hereby agree to be bound by the provisions of this in reporting their respective shares of Member income, gain, loss, deduction and credit for income tax purposes.

Exhibit B.7 <u>Compliance with the Code and Regulations as Amended or Modified From Time to Time.</u> The allocations of income, gain, loss, deduction and credit provided for in this Exhibit B are intended to have substantial economic effect for purposes of §704(b)(2) of the Code and the Regulations thereunder as the Code and Regulations may hereafter be amended, modified or interpreted. Accordingly, notwithstanding anything contained in this Exhibit B to the contrary, the provisions of this Exhibit B shall be interpreted and applied in accordance with any amendments, modifications or interpretations which may hereafter be made with respect to the provisions of the Code or Regulations which serve as the basis for any provisions of this Exhibit B.

Schedule B.8 <u>Definitions</u>

Unless the context otherwise requires, the terms defined below as used in this Exhibit B (and elsewhere in this Agreement) shall have the following meanings:

(a)   <u>Adjusted Capital Account.</u> "Adjusted Capital Account" shall at any time mean, with respect to any Member, such Member's Capital Account at such time (i) increased by any amounts such Member is obligated to restore or is deemed to be obligated to restore pursuant to the penultimate sentences of Regulations §1.704-2(g)(1) and §1.704-2(i)(5) and (ii) decreased by the items described in Regulation §1.704-1(b)(2)(ii)(d)(4) through (6). The foregoing definition of Adjusted Capital Account is intended to comply with the provisions of Regulation §1.704-1(b)(2)(ii)(d) and shall be interpreted consistent therewith.

(b)   <u>Capital Account.</u> "Capital Account" shall mean with respect to each Member the Capital Account maintained for such Member in accordance with the following provisions:

(i)   To each Member's Capital Account there shall be credited such Member's Capital Contributions, such Member's distributive share of Profits and any items in the nature of income or gain which are specially allocated to such Member pursuant to Exhibit A hereof, and the amount of any Company liabilities assumed by such Member in connection with Company property distributed to such Member or which are secured by any Company property distributed to such Member.

(ii)   To each Member's Capital Account there shall be debited the amount of cash and the Gross Asset Value of any Company property distributed to such Member pursuant to any provision of this Agreement, such Member's distributive share of losses and any items in the nature of expenses or losses which are specially allocated to such Member pursuant to Exhibit A hereof, and the amount of any liabilities of such Member assumed by the Company in connection with property contributed by such Member to the Company or which are secured by any property contributed by such Member to the Company.

(iii)   In the event all or a portion of the interest in the Company is transferred in accordance with the terms of this Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent it relates to the transferred interest.

(iv)   In determining the amount of any liability for purposes of subsections (i), (ii), and (iii) above, there shall be taken into account §752(c) of the Code and any other applicable provisions of the Code and Regulations.

The foregoing provisions and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Regulation §1.704-1(b) and shall be interpreted and applied in a manner consistent with such Regulation. In the event the Manager shall determine that it is prudent to modify the manner in which the Capital Accounts, or any debits or credits thereto (including, without limitation, debits or credits relating to liabilities that are secured by contributed or distributed property or that are assumed by the Company or any Member in connection with contributed or distributed property), are computed in order to comply with such Regulation, the Manager may make such modification, provided that it is not likely to have a material effect on the amounts distributable to any Member upon the dissolution of the Company. The Manager also shall (i) make any adjustments that are necessary and appropriate to maintain equality between the Capital Accounts of the Members and the amount of Company capital reflected on the Company's balance sheet as computed for book purposes, in accordance with Regulation §1.704-1(b)(2)(iv)(g) and (ii) make any appropriate modifications in the event unanticipated events might otherwise cause this Agreement not to comply with Regulation §1.704-1(b).

(c)   Capital Contributions. "Capital Contributions" shall mean, with respect to any Member, the amount of money and the initial Gross Asset Value of any property (other than money) contributed to the Company with respect to the interests held by such Member. The principal amount of a promissory note which is not readily traded on an established securities market and which is contributed to the Company by the maker of the note (or a person related to the maker of the note within the meaning of Regulation §1.704-1(b)(2)(ii)(c)) shall not be included in the Capital Account of any Member until the Company makes a taxable disposition of the note or until (and to the extent) principal payments are made on the note, all in accordance with Regulation §1.704-1(b)(2)(iv)(d)(2).

(d)   Code. "Code" shall mean the Internal Revenue Code of 1986, as amended (or any corresponding provisions of succeeding law).

(e)   Depreciation. "Depreciation" shall mean for any period, an amount equal to the depreciation, amortization, or other cost recovery deduction allowable with respect to an asset for such period, except that if the Gross Asset Value of an asset differs from its adjusted basis for federal income tax purposes at the beginning of such period, Depreciation for such asset shall be an amount which bears the same ratio to such beginning Gross Asset Value as the federal income tax depreciation, amortization, or other cost recovery deduction for such period bears to such beginning adjusted tax basis; provided, however, that if the adjusted basis for federal income tax purposes of an asset at the beginning of such period is zero, depreciation shall be determined with reference to such beginning Gross Asset Value using any reasonable method selected by the Manager.

(f)   Gross Asset Value. "Gross Asset Value" shall mean, with respect to any asset, the asset's adjusted basis for federal income tax purposes, except as follows:

(i)   The initial Gross Asset Value of any asset contributed by a Member to the Company shall be the gross fair market value of such asset, as determined by the contributing Member and the Company;

(ii)   The Gross Asset Values of all Company assets shall be adjusted to equal their respective gross fair market values, as determined by the Members, as of the following times: (a) the acquisition of an additional interest in the Company by any new or existing Member in exchange for more than a de minimis capital contribution; (b) the distribution by the Company to a Member of more than a de minimis amount of Company property as consideration for an interest in the Company; and (c) the liquidation of the Company within the meaning of Regulation §1.704-1(b)(2)(ii)(g); provided, however, that the adjustments pursuant to clauses (a) and (b) above shall be made only if the Manager reasonably determine that such adjustments are necessary or appropriate to reflect the relative economic interests of the Members in the Company;

(iii)   The Gross Asset Value of any Company asset distributed to any Member shall be adjusted to equal the gross fair market value of such asset on the date of distribution as determined by the distributee and the Company; and

(iv)   The Gross Asset Values of Company assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to §734(b) or §743(b) of the Code, but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Regulation §1.704-1(b)(2)(iv)(m); provided, however, that Gross Asset Values shall not be adjusted under this subsection (iv) to the extent the Manager determine that an adjustment pursuant to subsection (ii) hereof is necessary or appropriate in connection with a transaction that would otherwise result in an adjustment pursuant to this subsection (iv).

If the Gross Asset Value of an asset has been determined or adjusted pursuant to subsection (i), (ii), or (iv) hereof, such Gross Asset Value shall thereafter be adjusted by the Depreciation taken into account with respect to such asset for purposes of computing Profits and Losses.

(g)   Minimum Gain. "Minimum Gain" shall have the meaning set forth in Regulation §1.704-2(b)(2) and §1.704-2(d).

(h)   Nonrecourse Deductions. "Nonrecourse Deductions" shall have the meaning set forth in Regulation §1.704-2(b)(1).

(i)   Nonrecourse Liability. "Nonrecourse Liability" shall have the meaning set forth in Regulation §1.704-2(b)(3).

(j)   Partner Nonrecourse Debt. "Partner Nonrecourse Debt" shall have the meaning set forth in Regulation §1.704-2(b)(4).

(k)   Partner Nonrecourse Debt Minimum Gain. "Partner Nonrecourse Debt Minimum Gain" shall mean an amount with respect to each Partner Nonrecourse Debt equal to the Partnership Minimum Gain that would result if such Partner Nonrecourse Debt were treated as a Nonrecourse Liability, determined in accordance with Regulation §1.704-2(i)(3).

(l)   Partner Nonrecourse Deductions. "Partner Nonrecourse Deductions" shall have the meaning set forth in Regulation §1.704-2(i)(1) and §1.704-2(i)(2).

(m)   Partnership Minimum Gain. "Partnership Minimum Gain" shall have the meaning set forth in Regulation §1.704-2(b)(2) and §1.704-2(d).

(n)   Profits and Losses. "Profits" and "Losses" shall mean, for any period, an amount equal to the Company's taxable income or loss for such period, determined in accordance with §703(a) of the Code (for this purpose, all items of income, gain, loss, or deduction required to be stated separately pursuant to §703(a)(1) of the Code shall be included in taxable income or loss), with the following adjustments:

(i)   Any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Profits and Losses hereunder shall be added to such taxable income or loss;

(ii)   Any expenditures of the Company described in §705(a)(2)(B) of the Code or treated as Code §705(a)(2)(B) expenditures pursuant to Regulation §1.704-1(b)(2)(iv)(i) and not otherwise taken into account in computing Profits or Losses hereunder shall be subtracted from such taxable income or loss;

(iii)   In the event the Gross Asset Value of any Company asset is adjusted pursuant to subsections (ii) or (iii) under the definition of "Gross Asset Value", the amount of such adjustment shall be taken into account as gain or loss from the disposition of such asset for purposes of computing

Profits and Losses;

(iv) Gain or Loss resulting from any disposition of Company property with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the Gross Asset Value of the property disposed of, notwithstanding that the adjusted tax basis of such property differs from its Gross Asset Value;

(v) In lieu of the depreciation, amortization, and other cost recovery deductions taken into account in computing such taxable income or loss, there shall be taken into account Depreciation for such fiscal year or other period;

(vi) To the extent an adjustment to the adjusted tax basis of any company asset pursuant to §734(b) or §743(b) of the Code is required, pursuant to Regulation §1.704-1(b)(2)(iv)(m)(4), to be taken into account in determining Capital Accounts as a result of a distribution other than in liquidation of a Member's interest in the Company, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases the basis of the asset) from the disposition of the asset and shall be taken into account for purposes of computing Profits or Losses; and

(vii) Notwithstanding the foregoing, any items which are specially allocated pursuant to B.2 and B.3 of this Exhibit B hereof shall not be taken into account in computing Profits or Losses.

The amounts of the items of Company income, gain, loss, or deduction available to be specially allocated pursuant to B.2 and B.3 of this Exhibit B hereof shall be determined by applying rules analogous to those set forth above.

(o) Regulations. "Regulations" shall mean the Income Tax Regulations, including Temporary Regulations, promulgated under the Code; as such regulations may be amended (including corresponding provisions of succeeding regulations). Regulations shall also mean Proposed Regulations but only to the extent the Manager chooses to follow such Proposed Regulations.